File No. 70-9641


                           (As filed October 2, 2000)

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          AMENDMENT NO. 3 ON FORM U-1/A
                             APPLICATION/DECLARATION
                                      under
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                               KeySpan Corporation
                               ACJ Acquisition LLC
                              One Metrotech Center
                            Brooklyn, New York 11201
              ----------------------------------------------------
             (Name of companies filing this statement and addresses
                         of principal executive offices)

                                      None
             ------------------------------------------------------
        (Name of top registered holding company parent of each applicant)

                               Steven L. Zelkowitz
                    Senior Vice President and General Counsel
                               KeySpan Corporation
                              One MetroTech Center
                            Brooklyn, New York 11201
             -------------------------------------------------------
                     (Name and address of agent for service)

                    The Commission is also requested to send
                 copies of any communications in connection with
                                 this matter to:

Kenneth M. Simon, Esq.               L. William Law, Jr., Esq.
Laura V. Szabo, Esq.                 Senior Vice President and General Counsel
Dickstein Shapiro Morin              Eastern Enterprises
& Oshinsky LLP                       9 Riverside Road
2101 L Street, NW                    Weston, Massachusetts 02493
Washington, D.C.  20037

Andrew F. MacDonald, Esq.
Thelen Reid & Priest LLP
701 Pennsylvania Avenue, NW
Suite 800
Washington, D.C.  20004

                               AMENDMENT NO. 3 TO
                          APPLICATION/DECLARATION UNDER
                          SECTIONS 9, 10, AND 11 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


          This   pre-effective   Amendment   No.   3   amends   the   Form   U-1
Application/Declaration previously filed in this proceeding with the Securities and Exchange Commission in the following respects:

Item 1.   Description of Proposed Transaction

          Item 1.B.i.a.iii is amended as follows:

          (a) Delete "seventeen (17)" in the first sentence and replace it with "sixteen (16)."

          (b) Footnote 14 is amended by deleting the reference to "KeySpan Operating Services, LLC"1 and adding the following sentence to the end of the footnote:

          "KeySpan anticipates acquiring an additional direct, wholly-owned, non-utility subsidiary, to be named KeySpan Engineering & Survey Inc. ("KENG"), which will be a service company that provides general engineering services to the companies within the KeySpan system. KENG is described in greater detail in the Omnibus Application and such description is incorporated herein by reference."

Item 3.   Applicable Statutory Provisions

          1. Item 3.A.1.b "Concentration of Control" is amended by deleting it in its entirety and replacing it with the following:

          "b. Concentration of Control

          Section 10(b)(1) is intended to avoid "an excess of concentration and bigness" while preserving the "opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" afforded by the coordination of local utilities into an integrated

___________________

1 KeySpan Operating Services, LLC has been dissolved and its subsidiary, KeySpan Energy Construction, LLC, has been sold.

system.2 In applying Section 10(b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create "the type of structures and combinations at which the Act was specifically directed."3 As discussed below, the Transaction will not create a "huge, complex and irrational system," but rather will afford the opportunity to achieve economies of scale and efficiencies that are expected to benefit investors and consumers.4

          Size: If approved, the KeySpan system will provide gas distribution service to approximately 2.4 million residential, commercial and industrial customers located in New York, New Hampshire and Massachusetts as well as wholesale electric service to one customer, LIPA, in Nassau and Suffolk counties and the Rockaway Peninsula of Queens County, New York. The combined assets and revenues of KeySpan and Eastern (including EnergyNorth) will be less than, those of Dominion Resources, Inc. ("Dominion"), a combination registered holding company recently approved by the Commission.5 Dominion's acquisition of Consolidated Natural Gas Company ("CNG") resulted in a combined gas and electric utility holding company system serving nearly 4 million retail customers in five
(5) states, including approximately 2 million gas retail customers, and total consolidated assets of $29.059 billion and revenues of $8.8 billion.6

          When comparing KeySpan's proposed combined gas operations on a pro forma basis to the gas operations of other utilities on in the Northeast and Mid-Atlantic Regions, KeySpan will only be the second largest gas company in terms of customers, gas revenues and gas assets. (See Exhibit L attached hereto.) After the Transaction is consummated, on a pro forma basis KeySpan's total gas customers will be nearly 2.4 million, gas revenues will be approximately $2.5 billion, and gas assets will be approximately $5.6 billion. However, the proposed combination of Nisource and Columbia Energy Group
("Columbia") will result in a larger gas company with gas customers of approximately 3.2 million, gas revenues of approximately $3.6 billion and gas assets of approximately $11 billion. Moreover, KeySpan's proposed combined system will be approximately the same size as Columbia without giving effect to the proposed Nisource merger. Columbia currently has approximately 2.1 million gas customers, $2 billion in gas revenues and $8.1 billion in gas assets. In addition, KeySpan's combined operations will be only slightly larger than the combined gas operations of CNG and Dominion, which are approximately 1.8 million gas customers, approximately $2 billion in gas revenues and approximately $9 billion in gas assets.

___________________

2 American Electric Power Co., 46 SEC 1299, 1309 (1978).

3 Vermont Yankee Nuclear Corp., 43 SEC 693, 700 (1968).

4 American Electric Power Co., 46 SEC at 1307 (1978).

5 KeySpan   will  file  with  the   Commission,   as  an   amendment   to  this
Application/Declaration, the financial data on KeySpan and Eastern's combined assets and utility revenues.

6 Dominion Resources, Holding Co. Act Release No. 27113 (December 15, 1999).

          Efficiencies and Economies: As noted above, the Commission has rejected a mechanical size analysis under Section 10(b)(1) in favor of assessing the size of the resulting system with reference to the efficiencies and economies that can be achieved through the integration and coordination of utility operations.7 The Commission has concluded that size is not determinative. In Centerior Energy Corp.,8 the Commission stated flatly that a "determination of whether to prohibit enlargement of a system by acquisition is to be made on the basis of all the circumstances, not on the basis of size alone." In addition, the SEC Division of Investment Management ("Division") recommended in its 1995 report on the Regulation of Public Utility Holding Companies (the "1995 Report") that the Commission approach its analysis on merger and acquisition transactions in a flexible manner with emphasis on whether the proposed transaction would create an entity subject to effective regulation and would be beneficial to shareholders and customers as opposed to focusing on rigid, mechanical tests.9

          By virtue of the Transaction, the combined companies will be in a position to realize the substantial opportunities to become an effective competitor in a rapidly deregulating and increasingly competitive energy market that neither KeySpan nor Eastern, acting alone, would be in a position to achieve. Among other things, the Transaction is expected to yield significant capital expenditure and operating cost savings through consolidation of facilities and corporate and administrative functions, non-gas purchasing economies and the coordinated management of gas supply. The combination of KeySpan and Eastern offers the same type of synergies and efficiencies sought by the applicants (both exempt and registered companies) in NIPSCO Industries, Inc.,10 TUC Holding Company,11 WPL Holdings, Inc.,12 and New Century Energies, Inc.13 These expected economies and efficiencies from the combined operations of KeySpan and Eastern are projected to result in annual net savings of $24 to $29 million, phased in over a two year period. Additional synergies from the combination of the utility operations of both companies are described in greater detail in Item 3.A.5.ii below.

          After the Transaction is consummated, the retail gas utility company operations of KeySpan, Eastern and EnergyNorth will continue to be fully subject to the jurisdiction of the state regulators in the states in which such operations are conducted (i.e., New York, Massachusetts and New Hampshire, respectively). KeySpan's electric utility company,

___________________

7 American Electric Power, supra,. at 1309.

8 Centerior Energy Corp., 49 SEC 472 at 475 (1986).

9 1995 Report at 73-4.

10  Holding Co. Act Release No. 26975 (February 10, 1999).

11 Holding Co. Act Release No. 26749 (August 1, 1997).

12 Holding Co. Act Release No. 26856 (April 14, 1998).

13 Holding Co. Act Release No. 26748 (August 1, 1997).

KeySpan Generation, will also remain subject to the same NYPSC and FERC regulation that applied prior to the merger. Therefore, completion of the Transaction will not affect current state regulation of the combined companies' utility operations.

          Competitive Effects: As the Commission stated in Northeast Utilities,14 the "antitrust ramifications of an acquisition must be considered in light of the fact that the public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged consumers." On May 1, 2000, KeySpan and Eastern filed Notification and Report Forms with the DOJ and FTC pursuant to the HSR Act describing the effects of the Transaction on competition in the relevant market. It is a condition to the consummation of the Transaction that the applicable waiting periods under the HSR Act shall have expired or been terminated. After making the requisite filings under the HSR Act on May 1, 2000, the Bureau of Competition of the FTC and the Antitrust Division of the DOJ jointly made an informal request for certain information from KeySpan, Eastern and EnergyNorth in order to determine whether a request for additional information (a so-called "Second Request") should be issued at the expiration of the initial thirty day waiting period and the waiting period be extended until the parties complied with the Second Request. After supplying the additional information requested by the DOJ and FTC, as described below, they did not issue a Second Request and the HSR Act waiting period expired on June 1, 2000. In the past, the Commission has largely relied on, or "watchfully deferred" to,15 the determination of other regulators with respect to anti-competitive considerations and has declined to reconsider issues of size and market power that have been considered by other federal antitrust regulators.16

          Specifically, the DOJ and FTC requested the following information from KeySpan, Eastern and EnergyNorth, on a voluntary basis, to further analyze the competitive effects of the proposed Transaction:

          a) system maps for each company's gas utility subsidiary showing the pipeline interconnections;

          b) each location on any interstate pipeline on which each company has a right to receive gas ("receipt point"), including the nature and amount of each company's right at each receipt point, the volume of gas received by each company at each receipt point, and the total capacity of the pipeline as it goes by each receipt point;

____________________

14 Northeast Utilities, 50 SEC 427 (Dec. 21, 1990).

15 See City of Holyoke Gas & Electric Dept., supra.

16 WPL  Holdings,  Inc.,  et al.,  Holding Co. Act Release No.  26856 (April 14,
1998), aff'd sub nom., Madison Gas and Electric Company v. SEC (D.C. Cir. 1999); New Century Energies, Inc., Holding Co. Act Release No. 26748 (Aug. 1, 1997).

          c) the volume delivered to each city gate owned or operated by each company; and

          d) the identity of each customer to whom one company sold gas for delivery in the service area of the other two companies.

          KeySpan, Eastern and EnergyNorth provided written responses and certain maps to the FTC and DOJ, and representatives of the companies were interviewed by the FTC on May 23, 2000. The major points that were communicated to the FTC and DOJ were as follows:

          a)        Neither   KeySpan,   Eastern   nor   EnergyNorth   have  any
                    overlapping gas delivery customers in the service areas of their respective gas utility subsidiaries.

          b) A combination of the existing interstate pipeline capacity rights of the three companies would not have any adverse effect on an existing or potential competitor in the areas served by KeySpan, Eastern or EnergyNorth. In that regard, the FTC's primary focus was the combined capacity on the Tennessee gas pipeline and, more specifically, in Zone 6 of that pipeline. KeySpan documented to the FTC that, after November 1, 2000, KeySpan had reduced pipeline capacity on the Tennessee pipeline and that none of KeySpan's deliveries would be in Zone 6, which was the FTC's area of interest. In addition, none of KeySpan's current Tennessee capacity was in Zone 6. The FTC also examined the capacity of the combined companies on the other pipelines used by one or more of the companies, including Transco, Iroquois, CNG, Texas Eastern, Algonquin and Portland Natural Gas, but voiced no concerns as to any of those pipelines.

          As noted above, after receiving this additional information from KeySpan, Eastern and EnergyNorth, on June 1, 2000, the initial 30 day waiting period under the HSR Act expired without a Second Request and the FTC and DOJ concluded their investigation of the proposed Transaction without any extension of the initial waiting period.

          Finally, the Transaction does not raise vertical market power concerns. Neither Eastern's nor EnergyNorth's utilities engage in the sale of electric energy, therefore, the Transaction will not result in any new combination of gas and electricity services in the gas service territories of the combined companies.17 Although KeySpan currently has existing gas and electric operations, after the Transaction they will not overlap with the service territories of Eastern and EnergyNorth. Finally, KeySpan's current combined gas and electric utility operations are the result of the 1998 merger of LILCO and Brooklyn Union

____________________

17 Cf. Sempra Energy, Holding Co. Act Rel. No. 26890 (June 26, 1998) (Commission examined vertical market power concerns raised by intervenors because the combined companies would have overlapping gas and electricity service territories).

which, after viewing, inter alia, the competitive effects of the transaction, the Commission, the NYPSC and the Federal Energy Regulatory Commission approved.

          In sum, for the reasons set forth above, the Transaction will not "tend toward interlocking relations or the concentration of control" of public utility companies, of a kind or to the extent detrimental to the public interest or the interests of investors or consumers within the meaning of Section 10
(b)(1), and the Commission may justifiably rely on the DOJ/FTC's review of the Transaction with respect to anti-competitive issues."

          2. The paragraph entitled "Oil Production Company" in Item 3.A.4.b.iii is hereby amended by adding the following footnote at the end of the bullet point describing Solex Production Limited:

          "Solex has entered into an asset purchase and sale agreement pursuant to which it will sell all or substantially all of its interests in the Canadian gas and oil field it owns and, upon closing of the sale, will no longer be the operator of such field. The transaction is expected to close in October 2000, and after closing, Solex will be dissolved as soon as practicable.

The paragraph entitled "HVAC Companies" in Item 3.A.4.b.iii is hereby amended by adding the following bullets to the list under that paragraph:

          o Binsky & Snyder, Inc. ("BSI") installs heating, ventilating and air conditioning systems for commercial and industrial customers located primarily in New Jersey.

          o Binsky & Snyder Service, Inc. ("BSSI") services and maintains heating, ventilating and air conditioning systems for commercial and industrial customers located primarily in New Jersey.

          3. The paragraph entitled "Inactive Companies" in Item 3.A.4.b.iii is hereby amended by deleting references to GEI Timna and KeySpan Operating Services LLC. GEI Timna and KeySpan Operating Services LLC have been deleted from the list because they have been dissolved.

          4. The paragraph entitled "Non-Utility Holding Companies" in Item 3.A.4.b.iii is hereby amended by deleting references to (a) GEI Timna in the bullet point which describes the companies owned by KeySpan Energy Development Corporation and (ii) adding BSI and BSSI to the list of companies owned by KeySpan Services, Inc.

Item 6. Exhibits and Financial Statements

The following is added to the list of Exhibits:


        Exhibit L       Northeast and Mid-Atlantic Gas Company Data


The following Exhibits are hereby deleted in their entirety and replaced by the new exhibits attached hereto


        Exhibit E-2     Updated Pre-Transaction Organizational Chart of KeySpan
                        and Subsidiaries (Filed in paper format on Form SE)

        Exhibit E-5     KeySpan's Non-Utility Subsidiaries

        Exhibit E-13    List of KeySpan's Direct and Indirect Subsidiaries.

                                    SIGNATURE


          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be singed on its behalf by the undersigned officer thereunto duly authorized.

                                          KEYSPAN CORPORATION



                                          /s/ Steven Zelkowitz
                                          --------------------
                                          Steven Zelkowitz
                                          Senior Vice President and General
                                          Counsel



                                          ACJ ACQUISITION LLC



                                          /s/ Steven Zelkowitz
                                          --------------------
                                          Steven Zelkowitz
                                          Manager